STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc.: Government Securities Series

March 31, 2007 (Unaudited)

U.S. Treasury Bills--3.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
4/19/07			
(cost $8,760,352)	5.06	8,782,000	**8,760,352**
Repurchase Agreements--97.1%			
Banc of America Securities LLC			
dated 3/30/07, due 4/2/07 in the amount of			
$36,015,300 (fully collateralized by $4,083,000 U.S.			
Treasury Bonds, 7.625%, due 11/15/22, value			
$5,413,796 and $31,902,000 U.S. Treasury Notes,			
3.875%, due 9/15/10, value $31,307,011)	5.10	36,000,000	36,000,000
Barclays Financial LLC			
dated 3/30/07, due 4/2/07 in the amount of			
$11,204,853 (fully collateralized by $11,772,708 U.S.			
Treasury Strips, due 11/15/07, value $11,424,000)	5.20	11,200,000	11,200,000
Bear Stearns Cos. Inc.			
dated 3/30/07, due 4/2/07 in the amount of			
$36,015,000 (fully collateralized by $36,866,000 U.S.			
Treasury Strips, due 5/15/07-11/15/07, value			
$36,436,586)	5.00	36,000,000	36,000,000
Citigroup Global Markets Holdings Inc.			
dated 3/30/07, due 4/2/07 in the amount of			
$36,015,000 (fully collateralized by $34,861,000 U.S.			
Treasury Bonds, 5.25%, due 2/15/29, value $36,720,701)	5.00	36,000,000	36,000,000
Goldman, Sachs & Co.			
dated 3/30/07, due 4/2/07 in the amount of			
$35,014,583 (fully collateralized by $34,444,000			
Treasury Inflation Protected Securities, 2.50%, due			
7/15/16, value $35,700,494)	5.00	35,000,000	35,000,000
J.P. Morgan Chase & Co.			
dated 3/30/07, due 4/2/07 in the amount of			
$35,014,817 (fully collateralized by $36,580,000 U.S.			
Treasury Bills, due 9/27/07, value $35,683,409)	5.08	35,000,000	35,000,000
Morgan Stanley			
dated 3/30/07, due 4/2/07 in the amount of			
$36,015,360 (fully collateralized by $98,153,000 U.S.			
Treasury Strips, due 2/15/27, value $36,720,019)	5.12	36,000,000	36,000,000
UBS Securities LLC			
dated 3/30/07, due 4/2/07 in the amount of			
$36,015,360 (fully collateralized by $73,056,000 U.S.			
Treasury Strips, due 5/15/17-8/15/27, value			
$36,721,451)	5.12	36,000,000	36,000,000
Total Repurchase Agreements			
(cost $261,200,000)			**261,200,000**
Total Investments (cost $269,960,352)		**100.4%**	**269,960,352**

Liabilities, Less Cash and Receivables	**(.4%)**	**(1,209,017)**
Net Assets	**100.0%**	**268,751,335**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc.: Money Market Series

March 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--30.7%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.32%, 6/22/07	25,000,000	25,000,000
Allied Irish Banks N.A. Inc. (London)		
5.30%, 8/23/07	20,000,000	20,000,000
Bank of Ireland (Yankee)		
5.26%, 5/21/07	20,000,000 a	20,001,717
Barclays Bank PLC (Yankee)		
5.25%, 6/8/07	15,000,000	15,000,000
Calyon (Yankee)		
5.33%, 5/10/07	20,000,000	20,000,000
Credit Suisse (Yankee)		
5.30%, 4/4/07	10,000,000	10,000,000
HSH Nordbank AG (Yankee)		
5.34%, 5/9/07	20,000,000 a	20,000,000
Mizuho Corporate Bank Ltd. (Yankee)		
5.28%, 6/7/07	20,000,000	20,000,000
Natexis Banques Populaires		
5.33%, 4/3/07	25,000,000 b	24,995,098
Union Bank of California, N.A.		
5.32%, 5/21/07	10,000,000	9,999,932
Wilmington Trust Co., DE		
5.32%, 6/7/07	25,000,000	25,000,229
Total Negotiable Bank Certificates of Deposit		
(cost $209,996,976)		**209,996,976**
Commercial Paper--57.9%		
Amstel Funding Corp.		
5.30%, 6/5/07	10,000,000 a	9,905,569
Atlantis One Funding Corp.		
5.31%, 6/21/07	15,000,000 a	14,823,319
Bank of America Corp.		
5.27%, 5/7/07	10,000,000	9,948,450
BASF AG		
5.32%, 7/16/07	20,000,000	19,693,189
Beta Finance Inc.		
5.25%, 6/15/07	5,000,000 a	4,946,771
BNP Paribas Finance Inc.		
5.41%, 4/2/07	20,000,000	19,996,994
Bryant Park Funding LLC		
5.29%, 5/4/07	20,000,000 a	19,903,933
Citigroup Funding Inc.		
5.34%, 5/4/07	20,000,000	19,903,567
CRC Funding LLC		
5.31%, 5/22/07	15,000,000 a	14,888,756
DEPFA BANK PLC		
5.32%, 6/21/07	8,000,000 a	7,905,860
Deutsche Bank Financial LLC		

5.39%, 4/2/07	20,000,000	19,997,006
FCAR Owner Trust, Ser. I		
5.31%, 4/5/07	16,000,000	15,990,684
Gemini Securitization Corp., LLC		
5.30% - 5.31%, 5/16/07 - 6/4/07	25,000,000 a	24,808,772
Goldman Sachs Group Inc.		
5.29%, 5/25/07	20,000,000	19,842,950
Greenwich Capital Holdings Inc.		
5.38%, 4/2/07	20,000,000	19,997,011
Harrier Finance Funding Ltd.		
5.30% - 5.31%, 5/3/07 - 9/20/07	25,000,000 a	24,683,600
HSBC Bank USA N.A.		
5.33%, 5/7/07	20,000,000	19,896,200
Prudential Funding LLC		
5.39%, 4/2/07	20,000,000	19,997,006
Raiffeisen Zentralbank Oesterreich		
5.33%, 4/3/07 - 7/30/07	28,000,000	27,769,908
Sigma Finance Inc.		
5.30%, 6/18/07	25,000,000 a	24,716,708
Solitaire Funding Ltd.		
5.31%, 5/21/07	25,000,000 a	24,818,056
Three Pillars Funding LLC		
5.33%, 4/9/07	12,731,000 a	12,716,246
Total Commercial Paper		
(cost $397,150,555)		**397,150,555**

Corporate Notes--11.7%

Cullinan Finance Ltd.		
5.32%, 10/25/07	25,000,000 a,b	24,997,910
General Electric Capital Corp.		
5.28%, 4/25/07	25,000,000 b	25,000,000
Societe Generale		
5.39%, 4/3/07	15,000,000 b	15,000,000
Wells Fargo & Co.		
5.31%, 4/6/07	15,000,000 b	15,000,000
Total Corporate Notes		
(cost $79,997,910)		**79,997,910**

Time Deposits--3.4%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.37%, 4/2/07		
(cost $23,000,000)	23,000,000	**23,000,000**
Total Investments (cost $710,145,441)	**103.7%**	710,145,441
Liabilities, Less Cash and Receivables	**(3.7%)**	**(25,170,892)**
Net Assets	**100.0%**	**684,974,549**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $249,117,217 or 36.4% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.